3650 Wesbrook Mall Vancouver, BC V6S 2L2 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE              TSX: COM

CARDIOME DIRECTOR RESIGNS

Vancouver, Canada, July 15, 2003 - Cardiome Pharma Corp. (the “Company” or “Cardiome”) announced today that founder and former board chairman, Dr. Michael Walker has resigned from the board of directors of the Company for personal reasons.

Dr. Walker founded Cardiome’s predecessor company, Rhythm Search Developments Ltd. in 1992 with the specific intent of developing a safe and effective anti-arrhythmic drug. He was Chairman of the Board of Cardiome from 1996 to 2002 and has been a director since 1992. “Dr. Walker’s practical and creative approach to small molecule drug discovery has been a mainstay of Cardiome’s corporate culture, one that will also guide our efforts in the future.” said Bob Rieder, President and CEO of the Company. “As well, we will miss his diligent and effective participation in our board deliberations.”

As a faculty member and former department head in the Faculty of Medicine at the University of British Columbia (“UBC”), Dr. Walker has had a career-long interest in drug development in general and in drugs to treat cardiac arrhythmia in particular. Dr. Walker is a Professor of Pharmacology in the Faculty of Medicine at UBC. He obtained his PhD in pharmacology from the University of London, and has worked in industrial pharmacology at Pfizer UK and the Parke-Davis Research Institute. He has authored more than 200 research publications and lectured at Universities around the world, especially Asia and Europe. His dedication to teaching Pharmacology & Therapeutics has brought benefit to thousands of undergraduate students in the Faculty of Medicine, and to more than 70 students trained in pharmacological technique in his UBC laboratories.

About Cardiome Pharma Corp

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation (AF). RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation. This unique mechanism of action of RSD1235 combined with supportive preclinical and clinical data suggests that RSD1235 may be able to effectively treat atrial arrhythmia with a high margin of safety. In a phase II study completed in the fall of 2002 with new onset AF patients (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). Currently available drugs to acutely treat AF lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug induced proarrhythmia and other cardiac liabilities. To date, no significant drug-related adverse events have been reported in patients exposed to RSD1235.

Cardiome’s lead product in the congestive heart failure area is oxypurinol, a novel therapy in treating the disease. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout. Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at: www.cardiome.com.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer

Forward-Looking Statement Disclaimer

Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information:

Cardiome Pharma Corp.
T: (604) 677-6905 ext. 109
Don Graham, Director of Corporate Communications: dgraham@cardiome.com